September 8, 2006	Ranga Nutakki Direct Phone: (612) 672-8311 Direct Fax: (612) 642-8311 ranga.nutakki@maslon.com

Via Federal Express

Tangela Richter
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549

Re:	El Capitan Precious Metals, Inc. Amendment No. 4 to Registration Statement on Form SB-2 Filed August 25, 2006 File No. 333-131370

Form 10-KSB for the fiscal year ended September 30, 2005 Amended in Draft Form Submitted August 25, 2006

Form 10-QSB for the quarter ended December 31, 2005 Amended in Draft Form Submitted August 25, 2006

Dear Ms. Richter:

Please accept this letter as a supplemental response of El Capitan Precious Metals, Inc. (the “Company”) to the Company’s August 31, 2006 response letter to the Division of Corporation Finance of the Securities and Exchange Commission comment letter dated August 25, 2006 with respect to the filings with the Securities and Exchange Commission listed above. The purpose of this supplemental response letter is to provide response to additional comments obtained pursuant to discussions between the Company and members of the Commission’s Staff. The topics of the Staff’s additional comments are separately identified below with a response following each.

September 8, 2006

We have enclosed herewith (by Federal Express only) three copies of the Registration Statement on Form SB-2/A (the “Registration Statement”), together with three marked copies of the Form SB-2/A (marked against the Registration Statement filed on August 31, 2006). Additionally, the Company has enclosed three clean and three marked copies of the proposed Amendment No. 1 to Annual Report on Form 10-KSB/A for the year ended September 30, 2005 (hereinafter, the “Annual Report”) (the marked copy is against the copy provided to the Commission on August 31, 2006). Except as otherwise noted, all references to page numbers in this letter are references to pages of the marked copies of the respective documents, as appropriate.

1.    Stray References to Balance Sheet of the Company at September 30, 2004 in Registration Statement and Annual Report

In discussions with the Staff, it was noted that additional references and inferences to the Company’s balance sheet at September 30, 2004 remained in the Registration Statement and proposed draft of the amended Annual Report despite the fact that the Company’s proposed Annual Report does not include such balance sheet at September 30, 2004.

The references and inferences identified by the Staff were wholly located in the audit report of Hein & Associates LLP for the period ended September 30, 2004. Accordingly, the Company has obtained an amended audit report removing references and inferences to the balance sheet as of September 30, 2004. This audit report has been incorporated into the Registration Statement (see page F-2 of the Registration Statement) and will be incorporated into the Annual Report when filed (see page F-2 of  to the Annual Report). Additionally, the Company has clarified in the consent obtained from Hein & Associates for the Registration Statement (Exhibit 23.1 to the Registration Statement) that the balance sheet at September 30, 2004 is not included in the financial statements for which the consent relates.

2.    Improper References to Financial Statements as “Incorporated by Reference”

The Staff further noted that the Company in its “Experts” section of the Registration Statement indicated that its financial statements, as reviewed by its respective auditors for the periods ended September 30, 2005 and 2004 respectively, were incorporated by reference into the prospectus portion of the Registration Statement, when in fact such financial statements were included within the prospectus portion of the Registration Statement. The Company has removed the references to “incorporated by reference” in such section, clarifying that the identified financial statements are indeed included within the prospectus (see pages 44 and 45 of the Registration Statement).

Additionally, the Company has also obtained updated consent letters to the Registration Statement from its auditors for the respective periods removing the reference to incorporation by reference (see Exhibits 23.1 and 23.2 to the Registration Statement).

September 8, 2006

3.    Independence of Consultant

The Staff noted that the Company identified in the “Description of Property” section of its Registration Statement that Richard Daniele, a metallurgical engineer with Daniele Metal-Mineral Services, completed an independent third-party verification of the assay results of AuRIC Metallurgical Labs. The Staff made further references to other publicly-reporting issuers who have identified AuRIC and Daniele working with one another in various capacities (as referenced below in Comment No. 4), and thereby questioned the independence of Mr. Daniele from AuRIC.

In consideration of the Staff’s comment, the Company contacted Mr. Daniele and inquired as to his relationship with AuRIC. Mr. Daniele confirmed that he does not have any financial interest in AuRIC Metallurgical Labs, and does not receive any compensation based upon its testing and assaying results or his verification of such results. The Company has attached hereto as Exhibit A a copy of the representation letter received from Mr. Daniele regarding these matters. Based on this representation, the Company does not believe Mr. Daniele to be affiliated with AuRIC, and considers him to be an independent third party. Accordingly, the Company does not believe any amendments to the Company’s Registration Statement in this regard are warranted.

4.    Existence of Litigation Proceedings involving AuRIC Metallurgical Labs and Richard Daniele

The Staff noted the existence of litigation proceedings involving AuRIC Metallurgical Labs and Richard Daniele, all of which have been subsequently settled, and requested that the Company consider the potential materiality of such proceedings.

The respective claims, settled between the parties in 2001, appear to have involved the an agreement between AuRIC and Dames & Moore (to which Mr. Daniele was affiliated) and mining companies pursuant to which AuRIC allegedly was to develop and prepare a proprietary technology relating to assay procedures which would ultimately be sub-licensed to the mining companies for their respective use.

The Company was aware of the existence of these prior litigation proceedings involving AuRIC and Mr. Daniele and did not, and currently does not, believe the existence of these proceedings is material to the Company and its current arrangements with either AuRIC or Richard Daniele. First, it is important to note that the Company’s current arrangement with AuRIC provides that AuRIC will assay certain samples of the Company’s property. The Company does not currently have the right, nor does it intend to acquire the right, to use AuRIC’s proprietary technology directly - the matter in which the referenced litigation proceedings appeared to involve. Secondly, although Mr. Daniele was retained to complete a verification of the results of AuRIC, the actual verification was completed by Michael Wendell of Wendell and Company, who is independent from both AuRIC and Mr. Daniele.

September 8, 2006

Although the Company does not have first-hand knowledge of the events arising in the referenced litigation proceedings, it does not believe such events have any effect on the current arrangements with AuRIC or Mr. Daniele, and that such events have no bearing on the services that have been provided and that are to be provided to the Company by such persons. Accordingly, the Company does not believe any additional discussion of these events are warranted in the Registration Statement.

* * *

Please feel free to contact me at (612) 672-8311 or Bill Mower at (612) 672-8358 should you have any further questions.

Sincerely /s/ Ranga Nutakki Ranga Nutakki

cc:	Charles Mottley Stephen Antol William M. Mower

EXHIBIT A

September 8, 2006

El Capitan Precious Metals Inc.
Suite 216
14301 N. 87th Street
Scottsdale, AZ 85260

Subject: Representation Letter
Gentlemen:

You have asked me to confirm my independence from AuRIC Metallurgical Labs, LLC. (AuRIC). I represent to you that I am not affiliated with AuRIC. In saying that, I do not have any financial interest in AuRIC, and in turn AuRIC does not have any interest in my company, Daniele Metal-Mineral Services.

In an effort to maintain my independence from both metallurgical labs, such as AuRIC, and my clients such as El Capitan Precious Metals, Inc. (El Capitan), I do not obtain securities from such parties, neither in the form of compensation nor as a passive investor at any time my work involves such parties. Further, the compensation I receive for my services with respect to El Capitan is in the form of an hourly consulting fee, and is not in any manner dependent upon the results of assay and testing reports completed by AuRIC or anyone else, or upon the results of my verification of such reports. In summary, I believe myself to be wholly independent from both AuRIC and El Capitan.

Sincerely, /s/ Richard A. Daniele Richard A. Daniele Metallurgical Engineer